Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 11, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan Announces Lukoil Notice of Intention to Oppose Arrangement.

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) announced today that it has received from Lukoil Overseas Kumkol B.V. ("Lukoil") a notice of intention to appear at the hearing on October 18, 2005 before the Alberta Court of Queen's Bench to consider the Company's application for a Final Order approving the previously announced Arrangement providing for the acquisition by a wholly-owned subsidiary of CNPC International Ltd. of all outstanding common shares of PetroKazakhstan for US$55.00 in cash.

In its notice of intention to appear, Lukoil states that it intends to oppose the Arrangement and request that the Court defer approval of the Arrangement until the issue as to whether Lukoil has a pre-emptive right to acquire the Company's interest in AO Turgai Petroleum under the Turgai shareholders' agreement as a result of the Arrangement is determined by the Arbitration Institute of the Stockholm Chamber of Commerce in accordance with the Turgai shareholders' agreement. In the alternative, should the Alberta Court of Queen's Bench grant the Final Order approving the Arrangement, Lukoil stated its intention to seek the appointment of an inspector to hold and manage the Company's interest in Turgai pending determination of the pre-emptive rights issue before the Stockholm Arbitration Institute.

PetroKazakhstan considers Lukoil's request is without merit, and intends to vigorously oppose the requested relief and ask the Court to grant the Final Order approving the Arrangement so that the Arrangement can be implemented as scheduled on October 19, 2005.

Shareholders are reminded that the Special Meeting of PetroKazakhstan shareholders to be held to consider the Arrangement will be held at 9:00am (Calgary time) on Tuesday, October 18, 2005 at the Metropolitan Conference Centre, 333 Fourth Avenue S.W. in Calgary, Alberta and that the deadline for receipt of proxies for the Special Meeting is 5:00pm (Toronto time) this Friday, October 14, 2005. The PetroKazakhstan Board recommends that Shareholders vote FOR the Arrangement. Shareholders requiring assistance in completing their proxy should call Kingsdale Shareholder Services at 1-866-588-6864 or 416-867-2335.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)